Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

LINEAGE POWER HOLDINGS, INC.,

LINEAGE POWER OHIO MERGER SUB, INC.

and

PECO II, INC.

Dated as of February 18, 2010

TABLE OF CONTENTS

ARTICLE 1 THE MERGER		2
1.1	The Merger.	2
1.2	Closing.	2
1.3	Effective Time.	2
1.4	Effect of the Merger.	2
1.5	Articles of Incorporation; Code of Regulations.	2
1.6	Directors and Officers.	2
1.7	Meeting of Shareholders to Adopt this Agreement and the Merger.	2

ARTICLE 2 CONVERSION OF SECURITIES IN THE MERGER		4
2.1	Conversion of Securities.	4
2.2	Payment for Securities; Surrender of Certificates	4
2.3	Dissenting Shares.	6
2.4	Treatment of Options; Restricted Stock; Stock Plans	7

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		8
3.1	Organization and Qualification; Subsidiaries.	8
3.2	Capitalization.	9
3.3	Authority.	10
3.4	No Conflict.	11
3.5	Required Filings and Consents.	11
3.6	Permits; Compliance With Law.	12
3.7	SEC Filings; Financial Statements.	12
3.8	Internal Controls; Sarbanes-Oxley Act.	14
3.9	Brokers.	14
3.10	No Undisclosed Liabilities.	15
3.11	Absence of Certain Changes or Events.	15
3.12	Employee Benefit Plans and Employee Matters.	15
3.13	Contracts; Indebtedness.	22
3.14	Litigation.	24
3.15	Environmental Matters.	25
3.16	Intellectual Property	28
3.17	Tax Matters	30
3.18	Insurance.	30
3.19	Properties and Assets.	30
3.20	Real Property.	31
3.21	Opinion of Financial Advisor.	31
3.22	Information in the Proxy Statement.	31
3.23	Required Vote.	31
3.24	Related Party Transactions.	31
3.25	Customers.	32
3.26	Suppliers.	32

i

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		32
4.1	Organization and Qualification.	32
4.2	Authority.	33
4.3	No Conflict.	33
4.4	Required Filings and Consents.	33
4.5	Litigation.	34
4.6	Information in the Proxy Statement.	34
4.7	Sufficient Funds.	34
4.8	Ownership of Merger Sub; No Prior Activities.	34
4.9	Brokers.	34
4.10	Parent Balance Sheet; Debt.	34

ARTICLE 5 COVENANTS		35
5.1	Conduct of Business by the Company Pending the Closing.	35
5.2	Cooperation	38
5.3	Access to Information; Confidentiality.	38
5.4	No Solicitation of Transactions.	39
5.5	Appropriate Action; Consents; Filings.	42
5.6	Certain Notices.	44
5.7	Public Announcements.	44
5.8	Company Options.	44
5.9	Indemnification of Directors and Officers	45
5.10	State Takeover Laws.	46
5.11	Section 16 Matters.	46
5.12	Termination of Benefit Plans	47
5.13	Stockholder Litigation.	47
5.14	Cooperation with Financing.	47
5.15	Powers of Attorney.	48

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		48
6.1	Conditions to Each Party’s Obligation to Effect the Merger.	48
6.2	Conditions to Obligations of Parent and Merger Sub.	48
6.3	Conditions to Obligations of the Company.	49
6.4	Frustration of Closing Conditions.	50

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		50
7.1	Termination.	50
7.2	Effect of Termination.	51
7.3	Amendment.	52
7.4	Waiver.	52

ARTICLE 8 GENERAL PROVISIONS		53
8.1	Non-Survival of Representations and Warranties.	53
8.2	Fees and Expenses.	53

8.3	Notices.	53
8.4	Certain Definitions.	54
8.5	Terms Defined Elsewhere.	59
8.6	Headings.	61
8.7	Severability.	61
8.8	Entire Agreement.	61
8.9	Assignment.	61
8.10	Parties in Interest.	61
8.11	Mutual Drafting; Interpretation.	62
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.	62
8.13	Counterparts.	63
8.14	Specific Performance.	63
8.15	Tender Offer.	63
8.16	Non-Recourse.	64

COMPANY DISCLOSURE LETTER

Section 3.1	Organization and Qualification; Subsidiaries
Section 3.2	Capitalization
Section 3.4	No Conflict
Section 3.6	Permits; Compliance with Law
Section 3.11	Absence of Certain Changes or Events
Section 3.12	Employee Benefit Plans and Employee Matters
Section 3.13	Contracts; Indebtedness
Section 3.14	Litigation
Section 3.15	Environmental Matters
Section 3.16	Intellectual Property
Section 3.17	Tax Matters
Section 3.20	Real Property
Section 3.25	Related Party Transactions
Section 3.26	Customers
Section 3.27	Suppliers
Section 5.1	Conduct of Business by the Company Pending the Closing
Section 5.3	Transition Working Group
Section 5.9	Indemnification of Directors and Officers
Section 8.4	Certain Definitions

PARENT DISCLOSURE LETTER

Section 4.3	No Conflict
Section 4.10	Parent Balance Sheet

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 18, 2010 (this “Agreement”), by and among Lineage Power Holdings, Inc., a Delaware corporation (“Parent”), Lineage Power Ohio Merger Sub, Inc., an Ohio corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and PECO II, Inc., an Ohio corporation (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and shareholders to consummate the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each common share, without par value, of the Company will be converted into the right to receive the Merger Consideration;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders and (ii) recommended that the Company’s shareholders adopt this Agreement and the Merger (the “Company Board Recommendation”);

WHEREAS, as a condition to and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain shareholders of the Company are entering into a voting agreement with Parent, Merger Sub and the Company (the “Voting Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1
THE MERGER

1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), and the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on a date to be specified by the parties, which shall be no later than the third business day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 6 (other than those that, by their terms, cannot be satisfied until the time of the Closing), at the offices of Porter, Wright, Morris & Arthur, LLP, 41 S. High Street, Columbus, Ohio, 43215, or at such other time, date or place agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.3 Effective Time. Upon the terms and  conditions set forth in this Agreement, at the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Ohio, in such form as required by, and executed in accordance with the relevant provisions of, the OGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the OGCL.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Articles of Incorporation; Code of Regulations. At the Effective Time, the articles of incorporation and the code of regulations of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the articles of incorporation and the code of regulations of Merger Sub, each as in effect immediately prior to the Effective Time.

1.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Code of Regulations of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and code of regulations of the Surviving Corporation until the earlier of their resignation or removal.

1.7 Meeting of Shareholders to Adopt this Agreement and the Merger.

(a) As soon as reasonably practicable after the date of this Agreement, the Company shall prepare and file with the SEC the proxy statement in preliminary form relating to the Special Meeting (defined below) (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”).  In addition, the Company shall prepare and file with the SEC any Other Filings, as and when required by the SEC.  The Company, after consultation with Parent, will use reasonable best efforts to respond to and resolve any comments made by the SEC with respect to the Proxy Statement or any Other Filings.  The Company will use reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as and to the extent required by applicable federal securities Laws, as soon as reasonably practicable following clearance from the SEC.  The Proxy Statement will contain the Company Board Recommendation.

(b) Parent and Merger Sub will provide for inclusion or incorporation by reference in the Proxy Statement of all required information regarding Parent and Merger Sub.  Merger Sub and its counsel shall be given the opportunity to reasonably review and reasonably comment on the Proxy Statement before it is filed with the SEC.  In addition, the Company will provide Merger Sub and its counsel, in writing, with any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and the opportunity to reasonably review and reasonably comment on such comments.

(c) Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading.  The Company further agrees to cause the Proxy Statement as so corrected or supplemented to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities Laws.

(d) Other than amendments or supplements to the Proxy Statement made in compliance with Section 5.4, no amendment or supplement to the Proxy Statement or any Other Filing will be made by the Company without the approval of Parent (which shall not be unreasonably withheld or delayed).

(e) Subject to the terms of this Agreement, the Company, acting through the Company Board, shall, in accordance with and subject to the requirements of applicable Law: (i) as promptly as reasonably practicable after the date hereof, in consultation with Parent, duly set a record date for, call and give notice of a special meeting of its shareholders (the “Special Meeting”) for the purpose of considering and taking action upon this Agreement; (ii) as promptly as reasonably practicable after the date hereof, file the Proxy Statement with the SEC, cause the Proxy Statement to be printed and mailed to the shareholders of the Company and convene and hold the Special Meeting; and (iii) use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Merger, and secure any approval of shareholders of the Company that is required by applicable Law to effect the Merger.

(f) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned by Parent, or with respect to which Parent or Merger Sub otherwise then has, directly or indirectly, sole voting power, in favor of the adoption of this Agreement and the Merger and to deliver or provide, in its capacity as a shareholder of the Company, any other approvals that are required by applicable Law to effect the Merger.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub, or the Company:

(a) Conversion of Company Common Stock.  Each share (“Share”) of the Company’s common shares, without par value (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares, will be converted into the right to receive (subject to Section 2.2(e)) $5.86 per share in cash, without interest (the “Merger Consideration”).

(b) Cancellation of Treasury Stock and Parent-Owned Stock.  All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary, and all Shares owned by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries will be cancelled and will cease to exist, with no payment being made with respect thereto.

(c) Merger Sub Common Stock.  Each common share, without par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into and become one newly and validly issued, fully paid and nonassessable common share of the Surviving Corporation.

(d) Adjustments.  If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Company Common Stock, the Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of the Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent.  Prior to the Effective Time, Parent shall designate a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”).  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement, together with the aggregate Option Payments (the “Exchange Fund”).  The Paying Agent shall invest any cash included in the Exchange Fund, as set forth in an agreement between the Paying Agent and the Company; provided, however, that no part of any such earnings on such investments shall accrue to the benefit of holders of Shares; provided, further, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such banks that are then publicly available) or in money market funds that are eligible under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended.

(b) Procedures for Surrender.  As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent or the Paying Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration.  Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent in accordance with the agreement between Parent and Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates.  Any Certificates so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.  Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

             (d)  Termination of Fund; Abandoned Property; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) with respect to the Merger Consideration payable upon due surrender of their Certificates and compliance with the procedures in Section 2.2(b), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).  If, prior to five (5) years after the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Merger Consideration, Option Payment or other consideration otherwise payable pursuant to this Agreement to any holder of Shares or Options such amounts that Parent, Merger Sub, the Surviving Corporation or the Paying Agent reasonably determines in good faith is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Law, including with respect to stock transfer Taxes payable by the seller.  To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Options in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(f) Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Sections 1701.84 and 1701.85 of the OGCL (such Shares, the

“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the fair cash value of such Dissenting Shares in accordance with and to the extent provided by Sections 1701.84 and 1701.85 of the OGCL.  If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 1701.85 of the OGCL or other applicable Law, then the right of such holder to be paid the fair cash value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the OGCL and received by the Company relating to rights to be paid the fair cash value of Dissenting Shares, and Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.4 Treatment of Options; Restricted Stock; Stock Plans.

(a) Treatment of Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any stock option plan of the Company, including the Amended 2000 Performance Plan (as amended) or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e)) of an amount, if any, equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder being referred to as the “Option Payments”).  For the avoidance of doubt, in no event shall any former holder of any such cancelled Company Option be entitled to receive any such cash payment if the exercise price per Share previously subject to such Company Option is greater than the Merger Consideration. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment, and the Company will use its reasonable best efforts to obtain all necessary consents to ensure that former holders of Company Options will have no rights other than the right to receive the Option Payment.

(b) Treatment of Restricted Stock.  Immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Company Stock Option Plans (“Restricted Stock”) shall vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such

Restricted Stock shall lapse and the Restricted Stock shall be converted into the right to receive the Merger Consideration, without interest, as provided in Section 2.1(a), subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).

             (c) Termination of Company Stock Option Plans.  After the Effective Time, all Company Stock Option Plans shall be terminated and no further Company Options or other rights with respect to Shares shall be granted thereunder.

(d) Treatment of Employee Stock Purchase Plan.  The current offerings in progress as of the date hereof under the Company's 2000 Employee Stock Purchase Plan (the “ESPP”) shall continue, and the shares of Company Common Stock shall be issued to participants thereunder on the next currently scheduled purchase dates thereunder occurring after the date hereof as provided under, and subject to the terms and conditions of, the ESPP.  In accordance with the terms of the ESPP, any offering in progress as of the Effective Time shall be shortened, and the next purchase date shall be the business day immediately preceding the Effective Time.  Each then outstanding option under the ESPP shall be exercised automatically on such purchase date.  Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any stock under this provision shall be in accordance with Section 2.1(a).  The Company shall terminate the ESPP as of or prior to the Effective Time.  The Company shall promptly after the date hereof amend the ESPP as appropriate to avoid the commencement of any new offering of options thereunder at or after the date hereof and prior to the earlier of the termination of this Agreement or the Effective Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (A) as identified in and reasonably apparent from the Company SEC Documents filed by the Company with the SEC since December 31, 2008, and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) and only as and to the extent disclosed therein (other than any “risk factor” disclosure, forward looking discussions, or any other disclosure that is predictive, cautionary or forward looking in nature) and, without giving effect to any change of fact or circumstances subsequent to the date on which any such Filed Company SEC Document was filed, or (B) as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subjection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement only to the extent that the relevance of such disclosure is reasonably apparent), the Company hereby represents and warrants to Parent as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of the currently effective Amended and Restated Articles of Incorporation of the Company, as amended (the “Company Articles”) and Second Amended and Restated Code of Regulations of the Company (the “Company Code of Regulations”), and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of: (i) the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, (ii) the jurisdictions in which the Company and each Company Subsidiary is qualified to do business as a foreign corporation or other legal entity and (iii) the directors and officers of the Company and each Company Subsidiary, as of the date of this Agreement.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock, of which, as of the close of business on February 12, 2010 (the “Capitalization Date”), there were 2,859,466 shares issued and outstanding and (ii) 5,000,000 shares of preferred stock, without par value (the “Company Preferred Stock”), of which no shares are issued and outstanding.  All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the Capitalization Date, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for 269,976 shares of Company Common Stock reserved for and available for issuance under the Company Stock Option Plans, and 20,746 shares of Company Common Stock reserved for issuance under the Company’s ESPP.  The Company reasonably estimates that no more than 360 shares of Company Common Stock will be issued to participants under the Company’s ESPP on the next currently scheduled purchase dates thereunder in accordance with Section 2.4(d) hereof. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans and the Company’s ESPP, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of (i) each holder of Company Options, (ii) the number of Company Options held by such holder as of the date hereof, (iii) the number of shares of Company Common Stock subject to each such Company Option (i.e., the original amount less exercises and any cancellations), (iv) the exercise price, expiration date and vesting schedule of each such Company Option and (v) whether each such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

             (c) As of the date of this Agreement, except for 18,164 shares of Restricted Stock under Company Stock Option Plans, Company Options to purchase not more than 96,000 shares of Company Common Stock, and 20,746 shares of Company Common Stock reserved for issuance under the Company’s ESPP, there are no options, warrants or other similar rights, agreements, arrangements or commitments of any character (i) relating to any Equity Interests of the Company or any Company Subsidiary or (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary.  Except as set forth on Section 3.2(c) of the Company Disclosure Letter, since the close of business on December 31, 2008, the Company has not issued any shares of its capital stock or other Equity Interests (other than Company Options, Company Common Stock issued upon the exercise of Company Options, or Restricted Stock issued in the ordinary course of business consistent with past practice and shares issued pursuant to the ESPP).

(d) Except as set forth on Section 3.2(d) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any Company Subsidiary.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, for each Company Subsidiary, as applicable: (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof.  The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Except for Equity Interests in the Company Subsidiaries or as set forth on Section 3.2(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person.  Since the close of business on December 31, 2008, no Company Subsidiary has issued any shares of capital stock or other Equity Interests.

3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Company Shareholder Approval, to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Company Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited (i) by applicable bankruptcy, insolvency, moratorium and other similar Laws, now or hereinafter in effect, affecting creditors’ rights generally and (ii) by general principles of equity.

(b) The Company and its shareholders have taken all appropriate action, if any, so that the restrictions contained in Section 1701.831 and Sections 1701.01(Y) through 1701.01(CC) of the OGCL, relating to control share acquisitions will not apply with respect to or as a result of the execution of this Agreement or the Voting Agreement or the consummation of the transactions contemplated hereby or thereby, including the Merger, without any further action on the part of the Company’s shareholders or the Company Board.  A true and complete copy of the Company’s Second Amended and Restated Code of Regulations has been previously provided to Parent.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Articles or Company Code of Regulations or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) except as set forth on Section 3.4(c) to the Company Disclosure Letter, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, Company Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected; other than, in the case of clauses (b) and (c) above, any such items that, individually or in the aggregate, have not had and would not be reasonably expected to have a Company Material Adverse Effect.

3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Certificate of Merger as required by the OGCL, (b) the Company Shareholder Approval, (c)  compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (d) filings with the SEC or any state Blue Sky Laws as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (e) such filings as may be required under the rules and regulations of NASDAQ, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.6 Permits; Compliance With Law.

(a) The Company and the Company Subsidiary hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity material for the Company and the Company Subsidiary to carry on and operate their businesses as currently conducted (the “Company Permits”).  Section 3.6(a) of the Company Disclosure Letter contains a true and complete list of the Company Permits.  The Company and the Company Subsidiary possess or have applied for all Company Permits to own, lease and operate its properties and assets, except for any Company Permits for which the failure to possess, obtain or hold would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.  The Company and each Company Subsidiary is in compliance with the terms of the Company Permits, and all of the Company Permits are valid and in full force and effect, except where the failure to be in compliance with any Company Permits, or the failure of any Company Permits to be valid or in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  No suspension, modification, revocation or cancellation of any of the Company Permit is pending or, to the knowledge of the Company, threatened.

(b) Neither the Company nor any Company Subsidiary is or since December 31, 2008, has been in conflict with, default under or violation of, or is being or since December 31, 2008, has been investigated for, or charged by any Governmental Entity with a violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.6(b) does not relate to matters with respect to Taxes, which are the Subject of Section 3.17, or matters with respect to Company Benefit Plans, which are the subject of Section 3.12.  There are no investigations or reviews by any Governmental Entity with respect to the Company or any Company Subsidiary pending or, to the Company’s knowledge, threatened, and no Governmental Entity has indicated an intention to conduct any such investigation or review, except for such investigations or reviews, the outcomes of which if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Since December 31, 2007, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).  As of their respective filing dates the Company SEC Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.  None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC.  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.  All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included in the Company SEC Documents (collectively, the “Company Financial Statements”) (A) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (B) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.  Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture or partnership (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand, including any structured finance, special purpose or limited purpose entity or person) or any “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(b) Without limiting the generality of Section 3.7(a), (i) Battelle & Battelle LLP has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act and (iii) no enforcement action has been initiated or, to the knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

3.8 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries.  The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to reasonably ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(b) Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.  No current or former attorney representing the Company or any Company Subsidiary has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary, or any of their respective officers, directors, employees or agents, to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(c) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

             3.9 Brokers. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any shareholder, director, officer, employee or affiliate of the Company, has incurred or will incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger. The Company has heretofore made available to Parent true and complete copies of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Merger or any other transactions contemplated by this Agreement.

             3.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) specifically reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2008, or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2008, (c) which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or (d) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, absolute, determined, determinable, fixed or contingent and whether or not required to be recorded or reflected on a balance sheet under GAAP.

             3.11 Absence of Certain Changes or Events. Since December 31, 2008, there has not been any Company Material Adverse Effect or any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Except in connection with the execution and performance of this Agreement and the consummation of the transactions contemplated hereby, and except as set forth on Section 3.11 of the Company Disclosure Letter:

(a) Since December 31, 2008, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b) There has not been any action taken by the Company or any Company Subsidiary from December 31, 2008, through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of  subparagraphs (a), (d), (e), (f), (g), (h), (m), (o), (r), (t), or (v) of Section 5.1.

3.12 Employee Benefit Plans and Employee Matters. Except as otherwise set forth on Section 3.12 of the Company Disclosure Letter:

(a) Section 3.12(a) of the Company Disclosure Letter lists, with respect to the Company, any Company Subsidiary and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, and with respect to which there may be any obligation or liability, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee in excess of $10,000 (based on the amount outstanding as of the date of this Agreement; provided, however, with respect to loans to participants under the PECO II Profit Sharing Plan and Trust, any such loan amounts disclosed will be as of the amount outstanding on December 31, 2009), (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements,

(iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any Company Subsidiary of greater than $10,000 remain for the benefit of, or relating to, any former employee, consultant or non-employee director of the Company or any Company Subsidiary (all of the foregoing described in clauses (i), (iii), (iv), (v) and (vi), collectively, but excluding Foreign Plans, shall mean the “Company Employee Plans”).

(b) The Company has furnished to Parent a true, correct and complete copy of the current version of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, and summary plan descriptions).  With respect to each Company Employee Plan which is subject to ERISA reporting requirements, the Company has provided to Parent true, correct and complete copies of the Form 5500 reports filed for the last three plan years.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.  The Company has also provided to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan intended to be a qualified plan under Section 401(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.   The Company has also provided to Parent all prospectuses prepared in connection with each Company Employee Plan.  The Company has also provided to Parent a true, correct and complete copy of the following, if applicable, (i) the three most recent actuarial reports and financial statements, if any, relating to each Company Employee Plan, (ii) the three most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Employee Plan and (iii) all filings made with any Governmental Entity, including but not limited to any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.  All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so.  Section 3.12(b) of the Company Disclosure Letter sets forth the total number of employees of the Company or any Company Subsidiary and any person subject to any health plan of the Company or any Company Subsidiary who have made medical claims through any such health plan during the 12 months preceding December 31, 2009, and for which the Company or such Company Subsidiary is responsible, with such total number broken down as follows: (i)  medical claims for more than $25,000 but less than $100,000 in the aggregate, (ii) medical claims for $100,000 or greater but less than $250,000 in the aggregate, and (iii) medical claims for $250,000 or greater, in the aggregate.

             (c) None of the Company Employee Plans promises or provides any post-employment, retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law.  There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan.  In all material respects, each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Company Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, any of the Company Employee Plans.  Neither the Company nor any Company Subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans.  With respect to the Company Employee Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Employee Plans, ERISA, the Code or any other applicable Law.  All contributions required to be made by the Company, any Company Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates in all material respects and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Effective Time, other than contributions accrued in the ordinary course of business, consistent with past practice, after the December 31, 2008 as a result of the operations of Company and the Company Subsidiaries after the December 31, 2008).  In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, the Company Subsidiaries and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor in all material respects.  No Company Employee Plan is covered by, and neither the Company nor any Company Subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Merger Sub, the Surviving Corporation and/or any Company Subsidiary (other than with respect to the restrictions of Section 401(k) of the Code and ordinary administrative expenses typically incurred in a termination event).  With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan.  No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such

Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(d) With respect to each Company Employee Plan, each of the Company and each United States Company Subsidiary has complied in all material respects with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including the COBRA provisions set forth in the American Recovery and Reinvestment Act of 2009 and any applicable proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(e) Except as set forth in Section 3.12(e) of the Company Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Company Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Company Financial Statements.  No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees and normal and reasonable fair market value adjustments associated with the termination of benefit plans.

(f) Neither the Company nor any Company Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(g) Neither the Company nor any Company Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(h) Each compensation and benefit plan maintained or contributed to by the Company or any Company Subsidiary under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Section 3.12(h) of the Company Disclosure Letter.  With respect to each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Laws of each jurisdiction in which such Foreign Plan is maintained, to the extent those Laws are applicable to such Foreign Plan, (ii) in all material respects all contributions to, and payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Laws of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Effective Time, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the audited consolidated balance sheet of the Company as of December 31, 2008, (iii) the Company, each Company Subsidiary, and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Laws, (v) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such Foreign Plan, and (vii) except as required by applicable Laws, no condition exists that would prevent the Company or any Company Subsidiary from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the audited consolidated balance sheet of the Company as of December 31, 2008 and any normal and reasonable expenses typically incurred in a termination event).  No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

(i) Except as set forth in Section 3.12(i) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any Person.

(j) Each of the Company and each Company Subsidiary is in compliance in all material respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.  In all material respects, each of the Company and each Company Subsidiary has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. In all material respects, the Company and each Company Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants.  In all material respects, neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  There are no pending claims against the Company and/or any Company Subsidiary under any workers compensation plan or policy or for long term disability.  Neither the Company nor any Company Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount.  There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Company Subsidiary and any of their respective employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

(k) Section 3.12(k) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all severance Contracts and employment Contracts to which the Company and/or any Company Subsidiary has any liability or potential liability and is a party or by which the Company and/or any Company Subsidiary is bound.  Neither Company nor any Company Subsidiary has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Company has established a reserve for such amount on the audited consolidated balance sheet of the Company as of December 31, 2008 and (ii) pursuant to Contracts entered into after the December 31, 2008 and disclosed on Section 3.12(k) of the Company Disclosure Letter.  Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with any labor organization, works council, employee representative, union or association, no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has any duty to bargain with any labor organization, works council, employee representative, union or association.  There is no pending demand for recognition or any other request or demand from a labor organization, works council, employee representative, union or association for representative status with respect to any Person employed by the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary has knowledge of any activities or proceedings of any labor organization, works council, employee representative, union or association, or to organize their respective employees.  To the knowledge of the Company, there is no labor dispute, strike or work stoppage against the Company or any Company Subsidiary pending or threatened which may interfere with the respective business activities of the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary, nor to the knowledge of the Company and each Company Subsidiary, any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any Company Subsidiary, and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened.  Except as set forth on Section 3.12(k) of the Company Disclosure Letter, no employee of the Company or any

Company Subsidiary at the level of Vice President or higher has been dismissed in the last 12 month period.

(l) No employee of the Company or any Company Subsidiary is in violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Company Subsidiary or to the use of trade secrets or proprietary information of others.  Except as set forth on Section 3.12(l) of the Company Disclosure Letter, no employee of the Company or any Company Subsidiary has given notice to the Company or any Company Subsidiary, nor does the Company or any Company Subsidiary otherwise have knowledge, that any such employee intends to terminate his or her employment with the Company or any Company Subsidiary.  The employment of each of the employees of the Company or any Company Subsidiary is “at will” (except for non-U.S. employees of the Company or any Company Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and the Company and each Company Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Section 3.12(l) of the Company Disclosure Letter.  As of the date hereof, the Company and each Company Subsidiary has not, and to the knowledge of Company or any Company Subsidiary, no other Person has, (i) entered into any Contract that obligates or purports to obligate Parent to make an offer of employment to any present or former employee or consultant of the Company or any Company Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Company Subsidiary of any terms or conditions of employment with Parent following the Effective Time.

(m) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Company Subsidiary or ERISA Affiliate to which the Company and/or any Company Subsidiary is a party or by which the Company and/or any Company Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).  Section 3.12(m) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company, any Company Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the date of this Agreement.

(n) Section 3.12(n) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Company Subsidiary is a party.  Each such nonqualified deferred compensation plan to which the Company or its Subsidiaries is a party complies in all material respects with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements.  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.  The Company has not in the last five years terminated and liquidated a non-qualified deferred compensation plan pursuant to Treasury Regulation 1.409A3(j)(4)(ix)(C).  The Company is not a party to, or otherwise obligated under, any Company Employee Plan that provides for the gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code.  The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Contract that will or may result in any payment of deferred compensation which will not be in compliance with Section 409A of the Code

(o) The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor Parent has incurred or will incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Company Options.

(p) The Company and each Company Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law.  In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation.

3.13 Contracts; Indebtedness.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of each Contract to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets, and which falls within any of the following categories: (i) any agreement that limits the freedom of the Company, any Company Subsidiary or any of the Company’s current or future affiliates to compete in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area, or to hire any individual or group of individuals, (ii) any agreement that, after the Effective Time, would have the effect of limiting the freedom of Parent or any of its Subsidiaries or current or future affiliates to compete in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area, or to hire any individual or group of individuals, (iii) any joint venture or partnership agreement, (iv) any agreement with a supplier or a customer providing for annual payments or receipts in excess of $250,000 with a term in excess of one year, (v) any agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $100,000 in any one year period, (vi) any agreement that by its terms limits the payment of dividends or other distributions by the Company or any Company Subsidiary, (vii) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company of any Company

Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses, (viii) any acquisition agreement with a purchase price in excess of $100,000, and that contains “earn-out” provisions or other contingent payment obligations that are still effective as of the date of this Agreement, (ix) any divestiture agreement with a purchase price in excess of $100,000 within the last five years since the date of this Agreement, and that contains ongoing material indemnification obligations or other material obligations, (x) any material agreement or plan that will increase, or accelerate the vesting of, the benefits to any party by the occurrence of any of the transactions contemplated by this Agreement, or will calculate the value of any of the benefits to any party on the basis of any of the transactions contemplated by this Agreement, (xi) any agreement relating to indebtedness for borrowed money or any financial guaranty, (xii) any material lease, sublease or other Contract with respect to the Leased Real Property (“Lease Agreements”), (xiii) any material license or Contract relating to the Material Intellectual Property, (xiv) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), or (xv) any other agreement which would prohibit or materially delay the consummation of the Merger or any other transaction contemplated by this Agreement.  Each Contract of the type described in this Section 3.12(a) is referred to herein as a “Company Material Contract.”  True and complete copies of each Company Material Contract have been provided by the Company to Parent, or publicly filed with the SEC.

(b) Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or except as set forth in Section 3.13(b) of the Disclosure Letter: (i) each Company Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms;  (ii) each Company Material Contract is in full force and effect and, upon consummation of the Merger, shall continue to be in full force and effect without penalty, acceleration, termination, repurchase right or other adverse consequence; (iii) the Company and each Company Subsidiary has in all material respects performed all obligations required to be performed by it under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has in all material respects performed all obligations required to be performed by it under such Company Material Contract; (iv) none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound or affected; and (v) neither the Company nor any Company Subsidiary has received any notice from any other party to any such Company Material Contract, and otherwise has no knowledge, that such party intends to terminate, or not renew, any such Company Material Contract.

(c) Section 3.13(c) of the Company Disclosure Letter sets forth all Indebtedness of the Company and its Subsidiaries as of the date hereof.

(d) B+W II, Inc., an Ohio corporation, (i) has no material non-cash or non-cash equivalent assets, (ii) has no material liabilities or material Indebtedness and (iii) is not party to any material Contract.

          3.14 Litigation.

(a) Except as is set forth in Section 3.14(a) of the Company Disclosure Letter, there is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of the Company or any Company Subsidiary that, individually or in the aggregate, if determined adversely to the Company or any Company Subsidiary has had or would reasonably be expected to have a Company Material Adverse Effect, or has resulted or would reasonably be expected to result in damages in excess of $100,000 or the imposition of an injunction, or challenges the validity or propriety of the Merger, or otherwise seeks to prevent or materially delay consummation of the Merger or performance by the Company of any of its material obligations under this Agreement.

(b) Neither the Company nor any Company Subsidiary is subject to any outstanding material order, writ, injunction, judgment, decree or arbitration ruling, award or other finding.

3.15 Environmental Matters.

(a) Each of the Company and the Company Subsidiaries (collectively, the “Inclusive Companies”), is now and for the past three (3) years has been in material compliance with all Environmental Laws and each has all Environmental Permits materially necessary for the conduct and operation of the Business as now being conducted, and all such Environmental Permits are in good standing.

(b) To the knowledge of the Company, there is not now and has not been any Hazardous Substances used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Inclusive Companies, or any property previously owned, leased or operated by the Inclusive Companies at the time the Inclusive Companies owned, leased or operated said property, except in material compliance with all applicable Environmental Laws.

(c) The Inclusive Companies have not received any notice of alleged, actual or potential responsibility or liability for, or any inquiry or investigation regarding, any release or threatened release of or exposure to any Hazardous Substances or alleged violation of, or non-compliance with, or liability under any Environmental Law, nor are the Inclusive Companies aware of any information which might form the basis of any such notice or claim.

(d) To the knowledge of the Company, there is no site to which the Inclusive Companies has transported or arranged for the transport of Hazardous Substances which is the subject of any environmental action or finding.

(e) Except as set forth on Section 3.15(e) of the Company Disclosure Letter, there is not now nor, to the knowledge of any of the Inclusive Companies, has there ever been, any underground or aboveground storage tank at any property currently owned, leased or operated by the Inclusive Companies or at any property previously owned, leased or operated by the Inclusive Companies at the time the Inclusive Companies owned, leased or operated said property.

(f) The Inclusive Companies have not released any other Person from claims or liability under any Environmental Law nor have waived any material rights concerning any claims under any Environmental Law.

(g) No Inclusive Company is an indemnitor in connection with any potential or actual claim for any liability or responsibility under any Environmental Law.

(h) The Inclusive Companies have not entered into or agreed to any consent order or decree, or Contract, or is subject to any judgment, settlement, order, or agreement relating to, compliance with, or liability under, any Environmental Law, Environmental Permit, or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substance.

(i) True and complete copies, in the Inclusive Companies’ possession or control, of all sampling results, environmental or safety audits or inspections, or other written reports concerning environmental, health or safety issues, pertaining to any current or former operations of the Inclusive Companies or property currently or formerly owned, leased or operated by the Inclusive Companies, have been provided to Parent.

(j) None of the Inclusive Companies has manufactured, sold or distributed any products containing asbestos or asbestos-containing materials and, except as set forth in Section 3.15(j) of the Company Disclosure Letter, none of the Inclusive Companies is subject to any claim, notice or demand alleging liability associated with exposure to asbestos or asbestos-containing materials or products.

3.16 Intellectual Property.

(a) General.  Section 3.16(a) of the Company Disclosure Letter sets forth the following registered Intellectual Property Rights owned by the Company (the “Registered Company Intellectual Property”) and each Company Subsidiary: (i) each patent and patent application, including the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued, and the present status thereof; (ii) each registered trademark, tradename or service mark, including the application serial number or registration number, for each country, province and state, and the class of goods covered, (iii) each material registered URL or domain name, including the registration date, any renewal date and name of registry; (iv) each registered mask work, including the registration number and date of registration; and (v) each registered copyrighted work, including the number and date of registration for each among country, province and state, in which a copyright application has been registered.  True and complete copies of all applications filed and registrations (including all pending applications and application related documents) related to the Registered Company Intellectual Property listed on Section 3.16(a) of the Company Disclosure Letter have been provided or made available to Parent.

(b) Sufficiency. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Intellectual Property Rights and Technology necessary for the conduct of the Business as presently conducted or proposed to be conducted, including the design, manufacture, license and sale of all products currently under development or in production (collectively, the “Material Intellectual Property”) are either owned by or licensed to the Company or the Company Subsidiary using such Intellectual Property Rights and Technology.

(c) Ownership.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary either owns all right, title and interest in and to the Material Intellectual Property, including the Intellectual Property Rights and Technology listed on Section 3.16(a) of the Company Disclosure Letter, free and clear of Liens (other than Permitted Liens), or has a valid and enforceable right or license to use all other Material Intellectual Property Rights, and any and all such licensed Material Intellectual Property (the “Licensed Material Intellectual Property”) will not cease to be valid and enforceable rights of the Company or any Company Subsidiary by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.  Except as would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, without limiting the foregoing, the Material Intellectual Property other than the Licensed Material Intellectual Property (the “Owned Material Intellectual Property”) has been: (i) developed by employees of the Company or a Company Subsidiary, as the case may be, within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company or a Company Subsidiary pursuant to enforceable written agreements; or (iii) otherwise acquired by the Company or a Company Subsidiary from a third party who assigned all Intellectual Property Rights and Technology it has developed to the Company or such Company Subsidiary.

(d) Absence of Claims; Non-infringement.  (i) No proceedings, claims, or actions have been instituted or are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, that challenge the right of the Company or any Company Subsidiary with respect to the use or ownership of the Material Intellectual Property; (ii) no interference, opposition, reissue, reexamination, or other proceeding is or has been pending or, to the knowledge of the Company, threatened, in which the scope, validity, or enforceability of any of the Owned Material Intellectual Property is being, has been, or could reasonably be expected to be contested or challenged; (iii) to the knowledge of the Company, neither the Company’s or any Company Subsidiary’s past nor present use of the Material Intellectual Property, or conduct of the Business including the design, manufacture, license and sale of all products currently under development or in production, infringes upon or misappropriates, breaches or otherwise conflicts with the rights of any other Person; (iv) the Company has not received any notice alleging, and otherwise has no knowledge of, the invalidity of, or limitation on the Company’s or any Company Subsidiary’s right to use, any of the Material Intellectual Property, or the alleged infringement, misappropriation or breach of any rights of others by the Company or any Company Subsidiary; (v) no Person has notified the Company that it is claiming any ownership of or right to use any Owned Material Intellectual Property; (vi) the Owned Material Intellectual Property is not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting the rights of the Company or any Company Subsidiary with respect thereto; and (vii) to the knowledge of the Company, no Person has interfered with, infringed upon or misappropriated any of the Owned Material Intellectual Property, or is currently doing so.

(e) Protection of Intellectual Property Rights.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of the registrations and pending applications to governmental or regulatory bodies disclosed in Section 3.16(a) of the Company Disclosure Letter with respect to the Material Intellectual Property have been timely and duly filed, prosecution for such applications has been attended to, all maintenance and related fees have been paid (except as otherwise disclosed on Section 3.16(a) of the Company Disclosure Letter), and the Company and each Company Subsidiary has taken all other actions required to maintain their validity and effectiveness.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) the Company and each Company Subsidiary has taken all reasonable steps necessary or appropriate (including, entering into written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers in connection with its assets or the Business) to safeguard and maintain the secrecy and confidentiality of trade secrets that are material to the Business, (y) no funding, facilities, or Personnel of any Governmental Entity or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Owned Material Intellectual Property, and (z) neither the Company nor any Company Subsidiary has made any submission or suggestion to, and is not subject to any agreement with, standards bodies or other entities that would obligate the Company or any Company Subsidiary to grant licenses to or otherwise impair its control of the Owned Material Intellectual Property.  To the knowledge of the Company, (i) there has been no misappropriation of any trade secrets or other material confidential Intellectual Property Rights or Technology used in connection with the Business by any Person; (ii) no employee, independent contractor or agent of the Company or any Company Subsidiary has misappropriated any trade secrets of any other Person in the course of performance as an employee, independent contractor or agent of the Business; and (iii) no employee, independent contractor or agent of the Company or any Company Subsidiary is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Owned Material Intellectual Property.

(f) Software; Escrow.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, any Software incorporated in the Company’s or the Company Subsidiaries’ products performs in all material respects free of any bugs, viruses, worms, trojan horses, or programming errors affecting its functionality.  None of the Software is, in whole or in part, subject to the provisions of any “copyleft,” open source or quasi-open source license agreement, or any other agreement obligating the Company or any Company Subsidiary to make source code available to third parties or to publish source code.  None of the Company or any Company Subsidiary has entered into any agreement requiring the Company or any Company Subsidiary to place the Software source code or other Technology in escrow so that a licensee might obtain access upon the occurrence of any release condition.

(g) Export Control.  Except as would not reasonably be expected to have a Material Adverse Effect, the Company has obtained all approvals necessary for exporting the Company’s or the Company Subsidiaries’ products, including Software, outside the United States in accordance with all applicable United States export control regulations, and importing the products and Software into any country in which the products and Software are now sold or licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

3.17 Tax Matters.

(a) Tax Returns.  The Company and each Company Subsidiary have timely filed with the appropriate taxing authorities all material Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns).  All such Tax Returns are true, correct and complete in all material respects.  All material Taxes due and owing by the Company and the Company Subsidiaries (whether or not shown on any Tax Return) have been paid.  Neither the Company nor any Company Subsidiary have received any written notice or inquiry that has not been resolved that either of the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction where the Company or any Company Subsidiary has not or does not file Tax Returns.

(b) Payment of Taxes. The unpaid Taxes of the Company and the Company Subsidiaries (i) did not, as of the dates of the Company Financial Statements, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Company Financial Statements, and (ii) will not materially exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns.  Since the date of the most recent Company Financial Statement, neither the Company nor any of the Company Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business consistent with past practice or otherwise inconsistent with past custom and practice.

(c) Audits, Investigations or Claims.  No deficiencies for any material Taxes against any of the Company and the Company Subsidiaries have been claimed, proposed or assessed by any taxing authority or other Governmental Entity that have not been resolved.  There are no current, pending, or scheduled audits, unresolved notices, assessments or other actions for or relating to any liability in respect of any material Taxes of the Company or any Company Subsidiary.  The Company has delivered or made available to Parent true and complete copies of all federal and other material, state and local Tax Returns of each of the Company and the Company Subsidiaries and their predecessors for the years ended December 31, 2006, 2007 and 2008, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary or any predecessors since January 1, 2007.  Neither the Company nor any of the Company Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Liens.  There are no Liens for Taxes other than Permitted Liens on any assets of any of the Company and the Company Subsidiaries.

(e) Tax Elections.  Neither the Company nor any Company Subsidiary (i) has consented at any time under Section 341(f)(1) of the Code to have the provisions of Section 341(f)(2) of the Code apply to any disposition of the assets of the Company or any Company Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, other than as set forth on Section 3.17(e) of the Company Disclosure Letter; (iii) has made an election, or is required, to treat any of its assets as owned by another Person pursuant to the provisions of Section 168(f) of the Internal Revenue Code of 1954 or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; or (vi) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(f) Tax Sharing Agreements.  There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company or any Company Subsidiary with any third party, that after the Effective Time would give rise to an indemnification obligation.

(g) Other Entity Liability.  None of the Company or any Company Subsidiary has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company).  None of the Company or any Company Subsidiary has any liability for the Taxes of any Person (other than Taxes of the Company and the Company Subsidiaries) (i) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise.

(h) No Withholding.  Each of the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(i) USRPHC.  None of the Company or any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Partnerships, Single Member LLCs, CFCs and PHCs.  Neither the Company nor any Company Subsidiary (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity, or (iii) is a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law).

(k) Spin-Offs.  Neither the Company nor any Company Subsidiary has distributed the stock of any corporation in a transaction satisfying or intending to satisfy the requirements of Section 355 of the Code, and neither the stock of the Company nor the stock of any Company Subsidiary has been distributed in a transaction satisfying or intending to satisfy the requirements of Section 355 of the Code.

(l) Tax Shelters.  Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(m) Net Operating Losses.  To the knowledge of the Company, neither the Company nor any Company Subsidiary has undergone any ownership changes that would cause an annual limitation on the utilization of its net operating losses pursuant to Section 382 of the Code.

             3.18 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries, and (b) each of the insurance policies of the Company and the Company Subsidiaries (the “Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such insurance policies.

             3.19 Properties and Assets. The Company and the Company Subsidiaries have, and immediately following the Effective Time will continue to have, good and valid title to their owned material assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all material assets and properties (in each case, tangible and intangible) necessary and desirable to permit the Company and the Company Subsidiaries to conduct their respective businesses in all material respects as currently conducted.  The assets and properties (in each case, tangible or intangible) owned or used by the Company or the Company Subsidiaries are in satisfactory condition for their continued use as they have been used and adequate in all material respects for their current use, subject to reasonable wear and tear.

3.20 Real Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all real property and interest in real property owned in fee by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) and the address for each Owned Real Property.  The Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable fee title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens, and all buildings, structures, improvements and fixtures located on, under, over or within the Owned Real Property are in a state of good operating condition and are sufficient for the ordinary conduct of business, subject to reasonable wear and tear between the date hereof and the Effective Time.

(b) Section 3.20(b) of the Company Disclosure Letter sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the

Company or any Company Subsidiary (collectively, the “Leased Real Property”), (ii) the address for each Leased Real Property, (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments, modifications, side letters relating thereto and (iv) the current rent amounts payable by the Company or any Company Subsidiary related to each Leased Real Property.  No Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Leased Real Property, other than Permitted Liens.

(c) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property.”  Each parcel of Real Property is in material compliance with all existing Laws applicable to such Real Property.  Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Real Property and neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and there is no such writ, injunction, decree, order, judgment or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Real Property.

             3.21 Opinion of Financial Advisor. The Company Board has received the written opinion (the “Fairness Opinion”) of  Western Reserve Partners LLC (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view.  The Company shall provide a true and complete signed copy of such opinion to Parent solely for information purposes as soon as practicable after the date of this Agreement.

             3.22 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto), at the date mailed to the Company’s shareholders and at the time of any meeting of the Company’s shareholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement.  The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws.

             3.23 Required Vote. The affirmative vote of the holders of shares representing a majority of the outstanding shares of the Company Common Stock to adopt this Agreement and the Merger (the "Company Shareholder Approval") is the only vote required, if any, of the holders of any class or series of capital stock or other Equity Interests of the Company to adopt this Agreement and the transactions contemplated hereby, including the Merger.

             3.24 Related Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any material Contract or transaction with, any holder of 5% or more of the Company Common Stock or any director, officer, employee or affiliate of the Company or any Company Subsidiary, or to any relative of any of the foregoing, in each case, that is the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, and except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

             3.25 Customers. Section 3.25 of the Company Disclosure Letter sets forth a true and complete list of the names of the Company’s and the Company Subsidiaries’ then ten (10) largest customers (based on sales) for the nine-month period ended September 30, 2009 and for the fiscal year ended December 31, 2008 showing the approximate aggregate total sales in dollars by the Company or Company Subsidiary to each such customer during each such period.  None of the customers listed in Section 3.25 of the Company Disclosure Letter has advised the Company or any Company Subsidiary in writing or, to the knowledge of the Company, verbally, that it has ceased, or will cease, to use the Company’s products, equipment, goods or services, or has substantially reduced, or will substantially reduce, the use of such products, equipment, good or services at any time.

             3.26 Suppliers. Section 3.26 of the Company Disclosure Letter sets forth a true and complete list of the names of the Company’s and the Company Subsidiaries’ then five (5) largest suppliers (based on dollar value of suppliers) for the nine-month period ended September 30, 2009, and for the fiscal year ended December 31, 2008, showing the approximate aggregate total purchases in dollars by the Company or Company Subsidiary from each such supplier during each such period.   None of the suppliers listed in Section 3.26 of the Company Disclosure Letter has advised the Company or any Company Subsidiary in writing or, to the knowledge of the Company, verbally, that it will not sell raw materials, supplies, merchandise and other goods or provide services to the Company or such Company Subsidiary at any time after the Effective Time on terms and conditions substantially similar to those currently in effect, subject only to general and customary price increases.  Neither the Company nor any Company Subsidiary has a customer or supplier relationship with, or is a party to any Contract with, any Person (a) organized or domiciled in or that is a citizen of Burma/Myanmar, Cuba, Iran, North Korea, Sudan or Syria (including any Governmental Authority within any such country) or (b) that appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Controls in the United States Department of the Treasury, or in the Annexes to the United States Executive Order 13224 – Blocking Property and Prohibiting Transactions with Person Who Commit, Threaten to Commit, or Support Terrorism.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Disclosure Letter delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), which identifies items of disclosure by reference to a particular Section or subsection of this Agreement, Parent and Merger Sub hereby represent and warrant to the Company as follows:

             4.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Ohio and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

             4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement and by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporation action, and no other corporate proceedings on the part of Parent or Merger Sub and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

             4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or the articles of incorporation or code of regulations of Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4  have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets; or (c) except as set forth on Section 4.3 of the Parent Disclosure Letter, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to, any Contract, permit or other instrument or obligation to which Parent, Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

             4.4 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Certificate of Merger and articles of incorporation, as amended, of the Surviving Corporation as required by the OGCL, (b) compliance with the applicable requirements of the Exchange Act, (c) compliance with the applicable requirements of the Securities Act, (d) compliance with any applicable foreign or state securities or Blue Sky Laws, (e) filings with the SEC as may be required by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby, (f) such filings as may be required under the rules and regulations of NASDAQ and (g) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not has and would not reasonably be expected to have a Parent Material Adverse Effect.

             4.5 Litigation. There is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub, or any executive officer or director of Parent or Merger Sub, that, individually or in the aggregate, challenges the validity or propriety of the Merger, or otherwise seeks to prevent or materially delay consummation of the Merger or performance by Parent and Merger Sub of their material obligations under this Agreement.

             4.6 Information in the Proxy Statement. The information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s shareholders and at the time of the meeting of the Company’s shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

             4.7 Sufficient Funds. Parent and Merger Sub will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement.

4.8 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

             4.9 Brokers. Except for The Gores Group, LLC, the fees and expenses of which shall be paid by Parent or Merger Sub, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

             4.10 Parent Balance Sheet; Debt. Parent has delivered to the Company a copy of Parent’s balance sheet, dated as of September 30, 2009 (“Parent Balance Sheet”), which is attached in Section 4.10 of the Parent Disclosure Letter.  Parent Balance Sheet (i) was

prepared in accordance with the books and records of Parent; (ii) is true and correct in all material respects; (iii) fairly and accurately presents in all material respects the financial position of Parent as of the date thereof.  As of the date of Parent Balance Sheet, Parent was not liable for or obligated with respect to any material debt (including the debt of Parent’s affiliates) other than as reflected on Parent Balance Sheet.  Since the date of the Parent Balance Sheet through the date hereof, there has been no material diminution in the value of the assets of Parent nor has their been a material increase in the outstanding debt of Parent, in either case which would materially adversely effect the ability of Parent to consummate the transactions contemplated hereby.

ARTICLE 5
COVENANTS

             5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly permitted by any other provision of this Agreement (and Section 5.1 of the Company Disclosure Letter) or as required to comply with applicable Law, unless Parent shall otherwise agree in writing (which shall not be unreasonably withheld), the Company will, and will cause each Company Subsidiary to, (a) conduct its operations only in the ordinary and usual course of business consistent with past practice, (b) use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company and each Company Subsidiary and preserve the goodwill and current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, (c) preserve intact its business organization, and (d) comply in all material respects with all applicable Laws.  Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Letter or as expressly permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its articles of incorporation or code of regulations or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date hereof or pursuant to the ESPP in accordance with their terms;

(c) (i) sell, pledge, dispose of, transfer, lease (as lessor), license, guarantee or encumber (other than a Permitted Lien), or authorize the sale, pledge, disposition, transfer, lease (as lessor), license, guarantee or encumbrance of (other than a Permitted Lien), any material property or assets (including Intellectual Property Rights and Technology) of the

Company or any Company Subsidiary, except (A) pursuant to existing contracts or commitments or the sale, lease, purchase or other disposition of goods in the ordinary course of business consistent with past practice, (B) in connection with liens granted to secure Indebtedness permitted to be incurred pursuant to Section 5.1(h), and (C) sales, lease or other dispositions of assets other than in the ordinary course of business having a fair market value not in excess of $50,000 in the aggregate; or (ii) enter into any commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly-owned Company Subsidiary and the Company or another wholly-owned Company Subsidiary;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary) or enter into any agreement with respect to the voting or registration of its capital stock;

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities;

(f) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(g) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof, except as permitted by Section 5.1(i);

(h) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Company Subsidiary) for borrowed money, except for borrowings under the Company’s existing credit facilities for working capital purposes in the ordinary course of business consistent with past practice (or any refinancing of such existing credit facilities so long as such refinancing does not result in aggregate Indebtedness greater than that outstanding as of the date of such refinancing or other terms less favorable to the Company than the existing credit facilities);

(i) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary) in excess of $10,000 in the aggregate;

(j) terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract;

(k) make or authorize any capital expenditure (i) in the aggregate (together with all previous capital expenditures) in excess of the Company’s capital expenditure budget as disclosed to Parent prior to the date hereof or (ii) individually in excess of $25,000;

(l) (i) increase the compensation or benefits payable or to become payable to its directors, officers, employees or consultants (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees (other than officers) of the Company or any Company Subsidiary); (ii) grant any rights to severance or termination pay to, or enter into any employment, change in control, retention, severance or similar agreement with, any current or former director, officer, consultant or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, consulting, employment, change in control, retention, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee or consultant; (iii) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; or (iv) terminate the employment (other than for cause), change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company or any Company Subsidiary;

(m) forgive any loans to directors, officers, employees or any of their respective affiliates;

(n) (i) pre-pay any long-term debt; (ii) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; (iii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (iv) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice; or (v) vary its inventory practices in any material respect from past practices;

(o) make any change in accounting policies, practices, principles, methods or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company, other than as required by GAAP or by a Governmental Entity; provided, that the Company shall promptly notify Parent in the event of any material change in accounting policies, practice, principles, methods or procedures;

(p) waive, release, assign, settle or compromise any material claims;

(q) compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $25,000 individually or

$100,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any Company Subsidiary;

             (r) make or change any material tax election or settle or compromise any material liability for Taxes, file any amended Tax Return involving a material amount of additional Taxes (except as required by Law), enter into any closing agreement relating to a material amount of Taxes, or waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(s) write up, write down or write off the book value of any assets, in the aggregate, in excess of $25,000 except in accordance with GAAP consistently applied;

(t) take any action (i) to make the Company subject (A) to the provisions of Section 1701.831 of the OGCL or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or any action taken thereby, or (ii) to opt out of or cause the restrictions contained in Section 1704 of the OGCL to not apply to the Company or its shareholders;

(u) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

(v) convene any regular or special meeting (or any adjournment thereof) of the shareholders of the Company other than a shareholder meeting to adopt this Agreement and the Merger (if such a meeting is required by applicable Law);

(w) fail to keep in force insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company and the Company Subsidiaries as are currently in effect;

(x) spend, or commit to spend, more than $25,000 on any information technology products or services; or

(y) authorize any of, enter into any Contract to do any of, or otherwise make any commitment to do any of, the foregoing.

5.2 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Proxy Statement and any Other Filings, (b) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any material Contracts of the Company, in connection with the Merger or the other transactions contemplated by this Agreement, and (c) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information required in connection therewith or with the Proxy Statement or any Other Filings.

             5.3 Access to Information; Confidentiality. Except as prohibited by applicable Law, the Company shall, and shall cause each Company Subsidiary to afford to Parent and its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Representatives”), reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books and records (including Tax Returns), contracts, commitments, personnel and records, and to those employees of the Company to whom Parent reasonably requests access, but to the extent that such access does not unreasonably interfere with the business or operations of the Company and the Company Subsidiaries and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, or (ii) any document or information to the extent that the disclosure thereof would result in the loss of attorney-client privilege. If any material is withheld by the Company or a Company Subsidiary pursuant to the proviso to the preceding sentence, such party shall inform Parent as to the general nature of what is being withheld. The Company will permit Parent and its Representatives, on reasonable advance notice, to perform customary environmental inspections at and of the Owned Real Property and the Leased Property of the Company and the Company Subsidiaries.  Parent and the Company shall form a transitional working group, comprised of the persons set forth on Section 5.3 of the Company Disclosure Letter, which shall meet at the reasonable request of Parent (which shall be no more frequently than weekly without the Company’s consent, not to be unreasonably withheld) prior to the Closing to discuss transitional planning matters relating to the Company.  As part of such meetings, subject to the requirements of applicable Law, Parent shall be permitted to inquire as to, and management of the Company shall undertake commercially reasonable efforts to respond with respect to, all material matters relating to the Company, including the financial and operating results, conditions, plans and prospects of the Company.  No investigation conducted pursuant to this Section 5.3 shall affect or be deemed to modify or limit any representation or warranty made by the Company in this Agreement.  All information exchanged pursuant to this Section 5.3 shall be subject to the Confidentiality Agreement.

5.4 No Solicitation of Transactions.

(a) Subject to Section 5.4(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, directly or indirectly:  (i) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (iii) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation, (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (v) resolve, propose or agree to do any of the foregoing (any action or failure to act set forth in the foregoing clauses (ii), (iii) or (v) (to the extent related to the foregoing clauses (ii) or (iii)), a “Change of Board Recommendation”).  The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal and cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Company Subsidiary to such Person.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date hereof and prior to the obtaining Company Shareholder Approval (the “Acceptance Time”) (i) the Company has received a bona fide written Acquisition Proposal from a third party, (ii) the Company has not breached this Section 5.4, (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or would be reasonably likely to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failing to take such action is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person (and its Representatives) making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person (and its Representatives) making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will promptly provide to Parent any information concerning the Company or the Company Subsidiaries provided to such other Person which was not previously provided to Parent.

(c) The Company shall promptly (and in any event within 48 hours) notify Parent in the event that the Company, any Company Subsidiary or any Company Representative receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.  The Company shall notify Parent promptly (and in any event within 48 hours) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto.  The Company shall keep Parent reasonably informed (orally and in writing) on a current basis (and in any event at Parent’s request and otherwise no later than 48 hours after the occurrence of any changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.  Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.4(b).  The Company shall not, and shall cause the Company Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement, and neither the Company nor any of the Company Subsidiaries is party to any agreement, that prohibits the Company from providing such information to Parent.  The Company shall not, and shall cause each Company Subsidiary not to, terminate, waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party, and the Company shall, and shall cause the Company Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may grant a limited waiver of a standstill agreement solely to permit an Acquisition Proposal to be made if it determines in good faith, after consultation with outside counsel, that such actions are necessary to comply with the fiduciary duties of the Company Board to the shareholders of the Company under applicable Law.

(d) Notwithstanding anything to the contrary contained in Section 5.4(a), if the Company receives an Acquisition Proposal which the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent (including pursuant to clause (ii) below), the Company Board may at any time prior to the Acceptance Time, if it determines in good faith, after consultation with outside counsel, that such action is necessary to comply with its fiduciary duties to the shareholders of the Company under applicable Law, effect a Change of Board Recommendation with respect to such Superior Proposal; provided, however, that the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing clause unless (A) the Company shall not have breached this Section 5.4 and (B):

(i.) the Company shall have provided prior written notice to Parent, at least four (4) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); and

(ii.) prior to effecting such Change of Board Recommendation, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(d) with respect to such new written notice.

(e) The Company agrees that any violation of the restrictions set forth in this Section 5.4 by any of the Company Representatives shall be deemed to be a material breach of this Agreement (including this Section 5.4) by the Company.

(f) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by 14d-9 and 14e-2(a) promulgated under the Exchange Act, or (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with its financial advisors and outside legal counsel, failure so to disclose would be inconsistent with applicable Law, it being understood, however, that such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Board Recommendation unless the Board concurrently expressly and publicly reconfirms the Company Board Recommendation and expressly rejects any applicable Acquisition Agreement; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, agree or resolve to take any action prohibited by Section 5.4(a).

5.5 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including without limitation the Merger, and (iii) as promptly as reasonably practicable, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law;  provided, that the Company and Parent shall cooperate with each other in connection with (x) preparing and filing the Proxy Statement and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger and (z) seeking any such actions, consents, approvals or waivers or making any such filings.  The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

             (b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Merger and seeking any such actions, consents, approvals or waivers.  In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.5(b), such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 5.5, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Merger.  Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger, (i) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person, and (ii) neither Parent nor Merger Sub shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

             (e) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Entity, neither Parent nor the Company (nor any of their respective Subsidiaries or affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or affiliates.  For the avoidance of doubt, nothing contained in this Agreement shall restrict Parent from developing, soliciting, considering, communicating, exchanging or furnishing information, negotiating, disclosing, entering into or consummating potential or definitive strategic transactions through both internally generated and third-party proposals.

             5.6 Certain Notices.From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied;  provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

             5.7 Public Announcements. Except with respect to a Board Recommendation Change, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.  The Company, Parent and Merger Sub agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

             5.8 Company Options. Following the date hereof, the Company shall take, or cause to be taken, any and all actions necessary to terminate or cancel (as the case may be), effective immediately prior to the Effective Time, all of the Company Options (whether or not then exercisable or vested) under the Company Stock Option Plans without any liability to the Company following the Closing Date or any liability to Parent and any of its affiliates (in each case, as determined by Parent, and except as specifically provided for in this Agreement), in accordance with the terms of such plans and the agreements entered into thereunder, and subject to Section 2.4(a).  Following the date hereof, the Company shall also provide to Parent evidence acceptable to Parent of all such terminations or cancellations (as applicable) and shall take any and all other actions in furtherance of terminating such Company Options as Parent may require.

5.9 Indemnification of Directors and Officers.

(a) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Articles, the Company Code of Regulations and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees of the Company arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any Company Subsidiary occurring at or prior to the Effective Time.  The Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claims, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.9(a) in accordance with the procedures set forth in the Company Articles, the Company Code of Regulations and indemnification agreements, if any, in existence on the date of this Agreement; provided, however, that the director, officer or employee of the Company to whom expenses are advanced undertakes to repay such advanced expenses to the Surviving Corporation within five (5) Business Days if it is ultimately determined that such director, officer or employee is not entitled to indemnification pursuant to this Section 5.9(a).

(b) For a period of six (6) years from and after the Effective Time, the articles of incorporation and code of regulations of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Articles and the Company Code of Regulations.  The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For six (6) years from and after the Effective Time, the Surviving Corporation shall maintain, with a reputable insurance company rated at least equally to the Company’s existing policy, for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the last annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be approximately as set forth on Section 5.9(c) of the Company Disclosure Letter.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement.  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.  Parent and Surviving Corporation shall be entitled to satisfy their obligations under this Section 5.9(c) by purchasing an extended reporting period “tail” policy under the Company’s existing directors’ and officers’ insurance policy which (i) has a term of six (6) years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s directors’ and officers insurance policy in effect as of the date hereof, and (iii) contains terms and conditions (including coverage amounts) which are no less advantageous than those contained in the terms and conditions of the Company’s directors’ and officers’ insurance policies in effect as of the date hereof; provided, however, that Parent and Surviving Corporation shall not be required to pay an amount in excess of 200% of the last annual premium paid prior to the date of this Agreement for such extended reporting “tail” policy.

(d) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.9.

(e) The obligations under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.9 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

             5.10 State Takeover Laws. If any “control share acquisition”, “fair price”, “business combination” or other anti-takeover Laws becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger, or the Voting Agreement or any other transaction contemplated by this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

             5.11 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or Company Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

             5.12 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that such 401(k) plans shall not be terminated).  Unless Parent provides such written notice to the Company, no later than three (3) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board.  The form and substance of such resolutions shall be subject to review and approval of

Parent.  In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than ten (10) Business Days prior to the Closing Date.  If, after the performance of any or all transactions contemplated by this Agreement the Company group health plan is terminated or modified so that coverage in eliminated, Parent or Merger Sub shall be responsible for providing contribution coverage required under Section 4980B of the Code and Title I, Part 6 of ERISA to all former employees of the Company who terminated employment on or before such date and to all persons who are considered “M&A qualified beneficiaries” as defined under Treas. Reg. Section 54.4980B-9 in connection with this transaction.

             5.13 Stockholder Litigation. To the extent permitted by applicable Law, in the event that any shareholder litigation relating to the transactions contemplated by this Agreement is brought or, to the knowledge of the Company, threatened against the Company or any members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent and keep Parent reasonably informed with respect to the status thereof.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or any members of the Company Board relating to the transaction contemplated by this Agreement, at Parent’s cost.  Notwithstanding anything herein to the contrary, the Company shall not give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or any members of the Company Board relating to the transactions contemplated by this Agreement to the extent that it would require the Company to disclose information subject to attorney-client privilege, unless and until Parent and the Company shall have entered into a joint defense agreement with respect thereto, reasonably acceptable to both parties.  The Company agrees to use commercially reasonable efforts to enter into such joint defense agreement with Parent, if requested by Parent.  The Company shall not agree to any settlement of any stockholder litigation for an amount in excess of $100,000 individually or $200,000 in the aggregate without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

             5.14 Cooperation with Financing. The Company shall provide, shall cause the Company Subsidiaries to provide and shall use its reasonable best efforts to cause its and their Representatives to provide, such reasonable cooperation in connection with the arrangement of any debt financing as may be reasonably requested by Parent, including (a) participation in meetings, presentations, drafting sessions, and due diligence sessions, (b) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent to consummate such debt financing, (c) cooperating with the marketing efforts of Parent and its financing sources for any portion of such debt financing, reasonably facilitating the pledging of collateral and execution and delivery of definitive financing documents and customary deliverables and (e) using reasonable best efforts to obtain legal opinions, surveys, certificates and title insurance as reasonably requested by Parent; provided, however, that nothing contained in this Section 5.14 shall act as an exception to the representation of each of Parent and Merger Sub contained in Section 4.10 or serve as a condition to the obligations of Parent and Merger Sub to effect the Merger pursuant to the terms of this Agreement.

             5.15 Powers of Attorney. Any powers of attorney or other authorizations that grant to any person the authority to represent the Company or any Company Subsidiary in connection with any Tax matter shall be revoked as of the Closing Date.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Merger Sub, as the case may be, to the extent permitted by applicable Law:

(a) Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints.  No Order or Law shall have been entered, enacted, promulgated, enforced or issued by any court of competent jurisdiction, or any other Governmental Entity, or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that each of the parties to this Agreement shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company contained in Sections 3.2, 3.3 and 3.23 shall be true and correct in all respects (except in the case of Section 3.2, for which any inaccuracies are de minimis in the aggregate) at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of such time (or, if made as of a specific date, at and as of such date).  Each of the other representations and warranties of the Company contained in Article 3 of this Agreement shall be true and correct as of the date of this Agreement and the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and except where the failure of such representations and warranties to be so true and correct as of the Closing Date (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects (or with respect to any obligation or agreement qualified by materiality or Material Adverse Effect, in all respects) all obligations and agreements, and complied in all material respects (or with respect to any covenant qualified by materiality, in all respects) with all covenants, contained in this Agreement to be performed or complied with by it prior to the Effective Time.

             (c) Company Options.  All Company Options (whether or not then exercisable or vested) under the Company Stock Option Plans shall have been terminated or cancelled, as the case may be, effective immediately prior to the Effective Time or earlier, without any liability to the Company following the Closing Date or any liability to Parent and any of its affiliates (except as specifically provided for in this Agreement), in accordance with the terms of such plans and the agreements entered into thereunder.  The Company shall have provided to Parent evidence reasonably acceptable to Parent of all such terminations or cancellations, as applicable.

(d) Officer’s Certificate.  The Company shall have furnished Parent with a certificate dated the date of the consummation of the Merger signed on its behalf by an executive officer to the effect that the conditions set forth in Section 6.2(a), (b) and (c) have been satisfied.

(e) No Company Material Adverse Effect.  No circumstance, effect, event or change shall have occurred prior to the Effective Time that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

(f) FIRPTA Certificate.  The Company shall have delivered to Parent a certificate, dated not more than thirty (30) days prior to the Closing Date, in accordance with Code Section 1445(b)(3) and Treasury Regulation Section 1.1445-2(c), which statement certifies that the Company is not, and has not been, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and sets forth the Company’s name, taxpayer identification number and address.

6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of the Effective Time (without regard to any qualifications therein as to materiality or material adverse effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to prevent or materially delay the consummation of the Merger.

(b) Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements to be performed or complied with by it at or prior to the Effective Time.

(c) Officer’s Certificate.  Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 6.3(a) and (b) have been satisfied.

             6.4 Frustration of Closing Conditions. Neither Parent or Merger Sub nor the Company may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or  Section 6.3, as the case may be, to be satisfied to excuse it from its obligations hereunder if such failure was primarily caused by such party’s failure to comply with its obligations to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.2.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

             7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the Merger by the shareholders of the Company:

(a) by mutual written consent of Parent and the Company, by action of their respective Boards of Directors or similar governing body;

(b) by either the Company or Parent, if the Merger shall not have been consummated prior to July 19, 2010 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

(c) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.5);

(d) by either Parent or the Company, if at a duly held shareholders meeting to obtain Company Shareholder Approval, as such may be adjourned or postponed, the Company Shareholder Approval is not obtained;

(e) by Parent if (i) the Company Board shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation, (ii) the Company Board shall have failed to reconfirm the Company Board Recommendation after receiving a written request from Parent to do so on or before the earlier of (x) ten (10) Business Days after receiving such request and (y) two (2) Business Days prior to the Shareholder Meeting, (iii) the Company Board shall have determined to recommend to the shareholders of the Company that they approve an Acquisition Proposal other than that contemplated by this Agreement or shall have determined to accept a Superior Proposal, (iv) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent) and the Company Board fails to recommend within ten (10) Business Days that the shareholders of the Company not tender their shares in such tender or exchange offer or (v) the Company shall have initiated a Notice Period pursuant to Section 5.4(d)(i);

(f) By the Company, if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all respects with its obligations under Section 5.4 with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto) and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.4(d); provided, however, that the Company shall simultaneously with such termination pay the Breakup Fee to Parent;

(g) By Parent, if since the date of this Agreement, there shall have been any event, development or change of circumstance that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is not cured within twenty (20) Business Days after written notice thereof or if (i)(A) there shall be breached any covenant or agreement on the part of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement, (B) any representation or warranty of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement that is qualified as to materiality or Material Adverse Effect shall have become untrue or (C) any representation or warranty of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement that is not so qualified shall have become untrue in any material respect, (ii) such breach or misrepresentation is not cured, as applicable, within twenty (20) Business Days after written notice thereof in the case of a breach or misrepresentation of a representation or warranty or ten (10) calendar days after written notice thereof in the case of a breach of a covenant and (iii) such breach of misrepresentation would cause the conditions set forth in Section 6.1(a),  Section 6.2(a) or Section 6.2(b) not to be satisfied (a “Terminating Company Breach”); or

(h) By the Company, if (i)(A) Parent has breached any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement, (B) any representation or warranty of Parent or Merger Sub that is qualified as to materiality or Material Adverse Effect shall have become untrue or (C) any representation or warranty of Parent or Merger Sub that is not so qualified shall have become untrue in any material respect, (ii) such breach or misrepresentation is not cured within 10 days after written notice thereof and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied (a “Terminating  Parent Breach”).

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except (i) with respect to Section 5.3 (last sentence only), Section 5.7, this Section 7.2 and Article 8, which provisions shall survive such termination, and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(f), then the Company shall pay to Parent simultaneously with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, $1,100,000 (the “Breakup Fee”). In the event that (i) an Acquisition Proposal has been made to the Company or shall have been made directly to the stockholders of the Company generally (and not subsequently withdrawn) by any person (other than Parent or any of its affiliates), (ii) thereafter this Agreement is terminated (A) pursuant to Section 7.1(d), or (B) pursuant to Section 7.1(b) (but only if the Shareholder Meeting has not been held by the date that is prior to the date of such termination) and (iii) within twelve (12) months after such termination the Company or any Company Subsidiary enters into a definitive agreement with respect to any Acquisition Proposal (other than with Parent or its affiliates), or any Acquisition Proposal shall have been consummated (other than with Parent or its affiliates, and in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or disclosed) (it being understood that for purposes of this Section 7.2(b), all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead), then the Company shall pay to Parent the Breakup Fee within two (2) Business Days of the first to occur of the events set forth in subsection (iii) of this sentence.

(c) All payments under Section 7.2(b) shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Breakup Fee, as the case may be, is payable.

             7.3 Amendment. Subject to Section 1.4(c), this Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time;  provided, however, that, after the Acceptance Time, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

             7.4 Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any uncured inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after the Acceptance Time, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

             8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

             8.2 Fees and Expenses. Subject to Section 7.2 hereof, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same, whether or not the Merger is consummated.  For the avoidance of doubt, the Merger Consideration shall in no way be adjusted by or subject to the fees and expenses of the parties.

             8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the third Business Day after dispatch by registered or certified mail, or (c) on the next Business Day if transmitted by national overnight courier:

If to Parent or Merger Sub, addressed to it at:

c/o The Gores Group, LLC
10877 Wilshire Blvd., 18th Floor
Los Angeles, CA 90024
Attention: Fund General Counsel
Facsimile No: (310) 443-2149

with a copy to (for information purposes only):

Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention: Paul F. Sheridan, Jr., Esq.
Facsimile No.: (202) 637-2201

If the Company, addressed to it at:

PECO II, Inc.
1376 State Route 598
Galion, Ohio 44833
Attention: John G. Heindel, Chief Executive Officer
Facsimile No.: (419) 468-9164

with a copy to (for information purposes only):

Porter, Wright, Morris & Arthur LLP
41 S. High St., Suite 2800
Columbus, Ohio 43215
Attention: Curtis A. Loveland, Esq.
Jeremy D. Siegfried, Esq.
Facsimile No.: (614) 227-2181

8.4 Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Acquisition Proposal” means any offer or proposal from any person or group (other than Parent or Merger Sub) concerning any (a) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or any Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company, (d) transaction in which any Person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power of the Company or (e) any combination of the foregoing (in each case, other than the Merger).

 “beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities or “blue sky” law.

“Business” means the business conducted by the Company or the Company Subsidiaries in the design, development, research, manufacture, supply, distribution, sale, installation, support and maintenance of power systems, power distribution equipment and systems integration products.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

         “Company Material Adverse Effect” means any change, event, development,  occurrence or effect (any such item, an “Effect”) that (a) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) prevents the consummation of the Merger or performance by the Company of any of its material obligations under this Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) any Effect generally affecting the economy, financial or securities markets or political or regulatory conditions, or that are the result of acts of war or terrorism, to the extent such changes do not adversely affect the Company or the Company Subsidiaries in a disproportionate manner; (ii) any Effect generally affecting the industries in which the Company and the Company Subsidiaries operate, to the extent such changes do not adversely affect the Company and the Company Subsidiaries in a disproportionate manner relative to other participants in such industries; (iii) actions or omissions of the Company or any Company Subsidiaries taken with the prior written consent of Parent; (iv) any change in the price or trading volume of the company Common Stock in and of itself (it being understood that the Effects underlying such change may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect); (v) any failure by the Company to meet any published projections, forecasts or revenue or earnings predictions (it being understood that the Effects giving rise to or contributing to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (vi) changes in Law or GAAP or the adoption of financial accounting standards by the Financial Accounting Standards Board; (vii) any Effect that is or will be the result of the announcement, pendency, or consummation of the Merger and the other transactions contemplated by this Agreement, or the identity of Parent as the acquiror of the Company (and not principally the result of any other Effects)) or (viii) as set forth on Section 8.4 of the Company Disclosure Letter; and provided, further, that the parties agree that the occurrence of any event described on Section 8.4 of the Company Disclosure Letter shall be considered to be a Company Material Adverse Effect.

“Confidentiality Agreement” means that certain letter agreement dated November 18, 2009, by and among the Company, The Gores Group, LLC and Lineage Power Holdings, Inc.

“Contracts” means any of the agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

               “Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees, and exposure or alleged exposure to Hazardous Substances; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and any solicitation of shareholder approvals and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any nation, federal, state, county municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, silica, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Indebtedness” means (a) any indebtedness of the Company or any Company Subsidiary for borrowed money incurred on or prior to the Closing Date (including the aggregate principal amount thereof, the aggregate amount of accrued but unpaid interest thereon and any prepayment penalties or other similar amounts payable in connection with the repayment thereof), (b) obligations of the Company or any Company Subsidiary evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any

Company Subsidiary under capitalized leases, (d) obligations of the Company or any Company Subsidiary under conditional sale, title, retention or similar agreements or arrangements creating any obligations of the Company or any Company Subsidiary with respect to the deferred purchase price of property, (e) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements, and (f) all obligations of any of the Company or any Company Subsidiary to guarantee any of the foregoing types of obligations on behalf of any person other than the Company or any Company Subsidiary.

“Intellectual Property Rights” means all (a) U.S. and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) U.S. and foreign mask work rights and registrations and applications for registration thereof, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (f) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (g) URL and domain name registrations, (h) inventions (whether or not patentable) and improvements thereto, (i) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing, and (j) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“IRS” means the United States Internal Revenue Service.

“knowledge” of a Person means the actual knowledge after reasonable investigation of the individuals identified in Section 8.4 of the Company Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“on a fully diluted basis” means, as of any date, (a) the number of Shares outstanding, plus (b) the number of Shares the Company is then required to issue pursuant to options, rights or other obligations outstanding at such date under any employee stock option or other benefit plans or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), including, without limitation, pursuant to the Company Stock Option Plans.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC in connection with the Special Meeting or the Merger, other than the Proxy Statement.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable, (b) Liens imposed by applicable Law, (c) easements, covenants, and rights of way (unrecorded and of record) and other similar restrictions of record that do not materially adversely affect the current use of the applicable property owned, leased or held for use by the Company or a Company Subsidiary; (d) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law; and (e) zoning, building or other similar restrictions that do not adversely affect in any material respect the use of applicable Company Property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to 20% shall be replaced by 50%) made by a third party which was not solicited by the Company, any Company Subsidiary, any Company Representative or any other Company affiliate and which, in the good faith judgment of the Company Board (after consultation with its financial advisor and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal (including the financing terms thereof and the Person making such proposal), (a) if accepted, is reasonably likely to be consummated, and (b) if consummated would, based upon the advice of the Company’s financial advisor, result in a transaction that is more favorable to the Company’s shareholders, from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent (including pursuant to Section 5.4(d)(ii)).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written, tangible or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, test vectors, IP cores, databases, lab notebooks, processes, prototypes, samples, studies, or other know-how and other works of authorship.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acceptance Time”	Section 5.4(b)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 5.4(d)(i)
“Breakup Fee”	Section 7.2(b)
“Capitalization Date”	Section 3.2(a)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)
“Change of Board Recommendation”	Section 5.4(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.12(c)
“Company”	Preamble
“Company Articles”	Section 3.1(b)
“Company Benefit Plan”	Section 3.12(a)
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Code of Regulations”	Section 3.1(b)
“Company Common Stock”	Section 2.1(a)
“Company Disclosure Letter”	Article 3
“Company Employee Plans”	Section 3.12(a)
“Company Financial Advisor”	Section 3.21
“Company Financial Statements”	Section 3.7(a)
“Company Material Contract”	Section 3.13(a)
“Company Options”	Section 2.4(a)
“Company Permits”	Section 3.6(a)
“Company Preferred Stock”	Section 3.2(a)

“Company SEC Documents”	Section 3.7(a)
“Company Stock Option Plans”	Section 2.4(a)
“Company Shareholder Approval”	Section 3.23
“Company Subsidiary”	Section 3.1(a)
“D&O Insurance”	Section 5.9(c)
“Dissenting Shares”	Section 2.3
“Effective Time”	Section 1.3
“ERISA”	Section 3.12(a)
“ERISA Affiliate”	Section 3.12(a)
“ESPP”	Section 2.4(d)
“Exchange Act”	Section 3.5
“Exchange Fund”	Section 2.2(a)
“Fairness Opinion”	Section 3.21
“Filed Company SEC Documents”	Article 3
“Foreign Plan”	Section 3.12(h)
“Inclusive Companies”	Section 3.15(a)
“Insurance Policies”	Section 3.18
“Lease Agreements”	Section 3.13(a)
“Leased Real Property”	Section 3.20(b)
“Licensed Material Intellectual Property”	Section 3.16(c)
“Material Intellectual Property”	Section 3.16(b)
“Merger”	Section 1.1
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 2.1(c)
“Minimum Condition”	Section 8.15
“Notice Period”	Section 5.4(d)(i)
“OGCL”	Section 1.1
“Option Payments”	Section 2.4(a)
“Outside Date”	Section 7.1(b)
“Owned Material Intellectual Property”	Section 3.16(c)
“Owned Real Property”	Section 3.20(a)
“Parent”	Preamble
“Parent Balance Sheet”	Section 4.10
“Parent Disclosure Letter”	Article 4
“Parent Subsidiary”	Section 4.3
“Paying Agent”	Section 2.2(a)
“Proxy Statement”	Section 1.7(a)
“Real Property”	Section 3.20(c)
“Registered Company Intellectual Property”	Section 3.16(a)

“Representatives”	Section 5.3
“Restraints”	Section 6.1(b)
“Restricted Stock”	Section 2.4(b)
“Sarbanes-Oxley Act”	Section 3.7(a)
“Securities Act”	Section 3.7(a)
“Section 16”	Section 5.11
“Share”	Section 2.1(a)
“Special Meeting”	Section 1.7(e)
“Surviving Corporation”	Section 1.1
“Tender Offer”	Section 8.15
“Tender Offeror”	Section 8.15
“Terminating Company Breach”	Section 7.1(g)
“Terminating Parent Breach”	Section 7.1(h)
“Voting Agreement”	Recitals
“WARN Act”	Section 3.12(p)

             8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

             8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

             8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

             8.9 Assignment. The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties, provided that Parent or Merger Sub may (a) assign any of their respective rights and obligations to any direct or indirect wholly-owned subsidiary of Parent or (b) collaterally assign its rights under this Agreement to any party providing debt financing to it, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

             8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  Notwithstanding the immediately preceding sentence, the Indemnified Persons as set forth in

Section 5.9 of this Agreement are intended to be third-party beneficiaries of Section 5.9 of this Agreement and shall have the right to enforce such provision directly.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  All references in this Agreement to “$” are intended to refer to U.S. dollars.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles, except to the extent the provisions of the OGCL are mandatorily applicable to the Merger.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of any Delaware state court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware state or Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

             8.13 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

             8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement to enforce specifically the terms and provisions hereof in any Delaware state court or any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

             8.15 Tender Offer. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or otherwise, after the commencement of a tender offer or exchange offer by a third party unaffiliated with Parent or Merger Sub that, if successful, would result in any Person or group becoming a beneficial owner of fifty percent (50%) or more of the issued and outstanding shares of Company Common Stock, Parent shall have the right, in its sole discretion, but not the obligation, to commence, or to cause Merger Sub or another one of its affiliates (such entity, the “Tender Offeror”) to commence, at any time after the date hereof, a cash tender offer for 100% of the issued and outstanding Shares at a purchase price per share, net to the holders thereof, equal or greater to the Merger Consideration (the “Tender Offer”); provided, that if Parent or the Tender Offeror elects to commence a Tender Offer (i) it shall be a condition to the obligation of the Tender Offeror to accept for payment and pay for Shares tendered in the Tender Offer that more than 50% of the outstanding Shares be tendered in the Tender Offer (such condition, the “Minimum Condition”), (ii) except for the Minimum Condition, the obligation of the Tender Offeror to accept for payment and pay for Shares tendered in the Tender Offer shall not be materially more conditional than the obligation of Parent and Merger Sub to consummate the Merger, (iii) following satisfaction of the conditions set forth in Article 4, Parent, Merger Sub and/or the Tender Offeror shall be obligated to consummate (x) the Merger or (y) a merger providing for cash consideration at least equal to the

Merger Consideration and which shall otherwise be on terms and conditions no less favorable to the holders of Shares than the Merger, and (iv) the Tender Offer shall comply with all applicable Laws, including the Exchange Act and the rules, regulations and schedules promulgated thereunder.  The parties hereto shall (a) negotiate in good faith and as expeditiously as practicable, any and all amendments, modifications or waivers of this Agreement and the Confidentiality Agreement necessary or appropriate to allow Parent or Tender Offeror to implement the Tender Offer, (b) make any and all amendments or modifications to the Proxy Statement or any Other Filings, (c) make any and all filings with or submissions to (and/or make any and all amendments or modifications to existing filings or submissions), and seek any and all consents, authorizations and permits from, any Governmental Entity necessary or appropriate in light of the Tender Offer, and (d) otherwise use commercially reasonable efforts to implement the provisions of this Section 8.15 and to ensure the Merger and the Tender Offer comply with all applicable Law and are consummated.  For avoidance of doubt, to the extent requested by Parent or the Tender Offeror, the Company acknowledges that the representations and warranties set forth in the last sentence of Section 3.3(b) apply to the Tender Offer described in this Section 8.15.

             8.16 Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein.  No former, current or future direct or indirect equity holders, controlling Persons, shareholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company, Parent or Merger Sub or any of their respective affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Merger Sub under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LINEAGE POWER HOLDINGS, INC.

By:	/s/ Craig A. Witsoe
Craig A. Witsoe
Chief Executive Officer

LINEAGE POWER OHIO MERGER SUB, INC.

By:	/s/ Craig A. Witsoe
Craig A. Witsoe
Chief Executive Officer

PECO II, INC.

By:	/s/ John G. Heindel
John G. Heindel
Chairman, President, Chief Executive Officer,
Chief Financial Officer and Treasurer

[Signature Page to Agreement and Plan of Merger]